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                               Consent of Independent Accountants




The Board of Directors
Realty Income Corporation:


We consent to incorporation by reference in Amendment No. 2 (Post-Effective Amendment No. 1) to the registration statement (No. 33-95374) on Form S-3 of Realty Income Corporation of our report dated January 24, 1997, except as to paragraph two of note 11, which is as of February 24, 1997, relating to the consolidated balance sheets of Realty Income Corporation and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the related financial statement schedule, which report appears in the December 31, 1996 annual report on Form 10-K of Realty Income Corporation.


/s/ KPMG Peat Marwick LLP

San Diego, California
August 22, 1997